

June 5, 2023

Zhihua Wu
Chief Executive Officer
Linkage Global Inc
2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

> **Re: Linkage Global Inc**
> **Draft Registration Statement on Form F-1**
> **Submitted May 9, 2023**
> **CIK No. 0001969401**

Dear Zhihua Wu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors. Provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors and risk factors sections, as well. Please additionally amend your disclosure here as well as in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC and Hong Kong governments to transfer cash. On the cover page, provide cross-references to these

other discussions. Lastly, to the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Prospectus Summary

Summary of Risk Factors, page 6

2.   Please revise your disclosure so that each summary risk factor related to your operations in Hong Kong and China includes a cross-reference to the individual detailed risk factor, including the title and page, of the relevant risk factor.

Risk Factors, page 16

3.   Please revise your disclosure here and in your summary risk factors section to include a risk factor discussing your related party transactions with Qi Xiaoyu, Fuyunishiki Ryo, Wu Zhihua, Wu Shunyu and Ishiyama Real Estate Co. Ltd. In this regard, the disclosure on page 118 appears to suggest that the value of transactions related to the aforementioned individuals and entity is material to the company.

If HQT NETWORK fails to maintain the relationship with Google . . ., page 18

4.   It appears you rely on Google's rebate and incentive structure to generate all of your digital marketing operations revenue as well as a substantial portion of your total revenue. Please expand your disclosure here and elsewhere in the prospectus as appropriate to discuss in greater detail your relationship, including the material terms of any agreements or arrangements with Google. In this regard, we note your reference to an agency agreement as well as a detailed discussion of the rebate and incentive structure on page 88. Additionally, please file the agency agreement with Google as an exhibit to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

The Operating Entities rely on third-party manufacturers to produce their private label smart products . . ., page 18

5.   It appears you rely on partnerships with third parties to manufacture the Operating Entities' private label smart products. To the extent your business is materially dependent on such partnerships, please expand your disclosure here to identify these third parties and disclose the material terms of any agreements or arrangements with them. Additionally, please file any such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Since we are a "controlled company" within the meaning of the Nasdaq listing rules . . ., page 27

6.   Please identify and disclose the percentage of voting power to be held by the controlling shareholders following the offering. Additionally, please disclose, if true, that the controlling shareholders will have the ability to determine all matters requiring approval by stockholders in the event that you rely on the controlled company exemptions under the Nasdaq listing rules.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange . . ., page 37

7.   Please affirmatively state whether or not you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Business
Further Strengthen our Supply Chain Integration, page 84

8.   Please revise your disclosure here as well as the summary risk factors and risk factors sections to disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

Management, page 112

9.   We note your disclosure on page 16 that your business relies on the availability of the Operating Entities' marketplace and software and as a result, is vulnerable to system interruptions and performance failures in technology infrastructures. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's data protection and supply chain.

Where You Can Find Additional Information, page 152

10.   Please update your disclosure to include your internet address. Refer to Item 4(e) of Form F-1.

1. Organization and Principal Activities
Reorganization, page F-7

11.   We note that your reorganization involved acquisition of entities under common control, which you reflect as if the post-reorganization structure existed throughout the periods presented. Based on this information, your financial statements appear to be more appropriately described as "combined," rather than as "consolidated." Please revise your presentation or advise us why you believe you are not required to do so. Refer to ASC 810-10-45-10.

2. Summary of Significant Accounting Policies
Revenue Recognition
Cross-Border Sales, page F-12

12.   You state that you consider yourself the principal in the cross-border sales transactions because you are in control of establishing the transaction price, arranging the whole process of transactions and bearing inventory risk. You also state on page 80 that certain orders are shipped directly from the suppliers to the customers. For those transactions that are shipped directly by the suppliers to the customers, please clarify your disclosure to also state when and how you take control of the goods being sold and bear inventory risks. Refer to ASC 606-10-55-37A.

13.   We note that the timing of the control transfer is different depending on whether the sales are made internationally or domestically. Please revise your disclosure to explain how this difference impacted your freight cost accounting. Refer to ASC 606-1025-18A and 25-18B.

Integrated E-Commerce Services, page F-12

14.   Please revise your disclosure to clarify whether you recognize revenues based on estimated amount (e.g. of Advertiser spend) and how you determined that it is probable that a significant revenue reversal will not occur. Refer to ASC 606-10-32-11.

3. Segment Information, page F-16

15.   Please disclose the disaggregation of long-lived assets other than financial instruments by geography as required under ASC 280-10-50-41(b).

Notes to the Consolidated Financial Statements
10. Long-term Debts, page F-19

16.   Please tell us what the amounts in the column labeled "Principal" represent and clarify in your disclosure how to correlate with the amounts in the "long-term" and "current portion" columns.

19. Subsequent Events
Share Split, page F-27

17.   Please tell us what consideration you gave to retroactively reflecting the stock split that occured after year-end but before issuance of the financial statements. Refer to SAB Topic 4.C.

<u>General</u>

18.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

19.   Please define or include descriptions of what it means to be an "authorized agent" as it relates to your partnership with Google.

       You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Dietrich King at (202) 551-8071 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Ying Li